EXHIBIT A

Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren,                  COMPANY ASSET PROTECTION BOND
 New Jersey 07059

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81458675

SEQUOIA FUND, INC
767 FIFTH AVENUE             VIGILANT INSURANCE COMPANY
NEW YORK, N Y 10153          Incorporated under the laws of New York
                             a stock insurance company herein called the COMPANY

                             55 Water Street, New York NY 10041-2899

ITEM 1. BOND PERIOD: from 12:01 a.m. on February 28, 2006 to 12:01 a.m. on February 28, 2007

ITEM 2.      LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
             If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                                          DEDUCTIBLE
INSURING CLAUSE                                              LIMIT OF LIABILITY             AMOUNT
---------------                                              ------------------             ------
  1.   Employee                                              $    15,000,000            $        None
  2.   On Premises                                           $    15,000,000            $     150,000
  3.   In Transit                                            $    15,000,000            $     150,000
  4.   Forgery or Alteration                                 $    15,000,000            $     150,000
  5.   Extended Forgery                                      $     2,500,000            $     150,000
  6.   Counterfeit Money                                     $   Not Covered            $ Not Covered
  7.   Threats to Person                                     $   Not Covered            $ Not Covered
  8.   Computer System                                       $     2,500,000            $     150,000
  9.   Voice Initiated Funds Transfer Instruction            $   Not Covered            $ Not Covered
 10.   Uncollectible Items of Deposit                        $   Not Covered            $ Not Covered
 11.   Audit Expense                                         $        50,000            $        None

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

               1) New York Amendatory, 2) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company. President Secretary

Countersigned by
                 -------------------------         ----------------------------
                                                   Authorized Representatives

SK 69900 0020 679290

                     The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee             1.     Loss resulting directly from Larceny or Embezzlement
                            committed by any Employee, alone or in collusion with others.

On Premises          2.     Loss of Property resulting directly from robbery,
                            burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit           3.     Loss of Property resulting directly from common law
                            or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                            a. in an armored motor vehicle, including loading and unloading thereof,

                            b. in the custody of a natural person acting as a messenger of the ASSURED, or

                            c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                                    (1)   written records,

                                    (2)   securities issued in registered
                                          form, which are not endorsed or are
                                          restrictively endorsed, or

                                    (3)   negotiable instruments not payable
                                          to bearer, which are not endorsed
                                          or are restrictively endorsed.

                            Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or           4.     Loss resulting directly from:
Alteration
                            a.     Forgery on, or fraudulent material alteration
                                   of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

                            b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

                            excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                            For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery     5.     Loss resulting directly from the ASSURED having, in
                            good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                            a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                                    (1)   bear a Forgery or a fraudulently
                                          material alteration,

                                    (2)   have been lost or stolen, or

                                    (3)   be Counterfeit, or

                            b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

                            Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

                            For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money    6.     Loss resulting directly from the receipt by the
                            ASSURED in good faith of any Counterfeit money.

Threats To Person    7.     Loss resulting directly from surrender of Property
                            away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such
                            Property:

                            a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                            b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                            It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System      8.     Loss resulting directly from fraudulent:

                            a.     entries of data into, or

                            b.     changes of data elements or programs within,

                            a Computer System, provided the fraudulent entry or change causes:

                                    (1)   funds or other property to be
                                          transferred, paid or delivered,

                                    (2)   an account of the ASSURED or of its
                                          customer to be added, deleted,
                                          debited or credited, or

                                    (3)   an unauthorized account or a
                                          fictitious account to be debited or
                                          credited.

Voice Initiated      9.     Loss resulting directly from Voice Initiated Funds
Funds Transfer              Transfer Instruction directed to the ASSURED
Instruction                 authorizing the transfer of dividends or redemption
                            proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated
                            Funds Transfer Instruction was:

                            a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

                            b. made by a person purporting to be a Customer, and

                            c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                            In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible        10.    Loss resulting directly from the ASSURED having
Items of Deposit            credited an account of a customer, shareholder or
                            subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

                            a.     redemptions or withdrawals to be permitted,

                            b.     shares to be issued, or

                            c.     dividends to be paid,

                            from an account of an Investment Company.

                            In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                            Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense        11.    Expense incurred by the ASSURED for that part of the
                            cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional           A.     If more than one corporation, or Investment Company,
Companies                   or any combination of them is included as the
Included As                 ASSURED herein:
Assured
                            (1)    The total liability of the COMPANY under this
                                   Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                            (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                            (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                            (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                            (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation       B.     The ASSURED represents that all information it has
Made By Assured             furnished in the APPLICATION for this Bond or
                            otherwise is complete, true and correct. Such
                            APPLICATION and other information constitute part of this Bond.

                            The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                            Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices   C.     If the ASSURED, other than an Investment Company,
Or Employees -              while this Bond is in force, merges or consolidates
Consolidation,              with, or purchases or acquires assets or liabilities
Merger Or Purchase          of another institution, the ASSURED shall not have
Or Acquisition Of           the coverage afforded under this Bond for loss which
Assets Or                   has:
Liabilities -
Notice To Company           (1)    occurred or will occur on premises, or

                            (2) been caused or will be caused by an employee, or

                            (3) arisen or will arise out of the assets or liabilities, of such institution, unless the
                                   ASSURED:

                                    a.    gives the COMPANY written notice of
                                          the proposed consolidation, merger
                                          or purchase or acquisition of
                                          assets or liabilities prior to the
                                          proposed effective date of such
                                          action, and

                                    b.    obtains the written consent of the
                                          COMPANY to extend some or all of
                                          the coverage provided by this Bond
                                          to such additional exposure, and

                                    c.    on obtaining such consent, pays to
                                          the COMPANY an additional premium.

Change Of Control    D.     When the ASSURED learns of a change in control
- Notice To                 (other than in an Investment Company), as set forth
Company                     in Section 2(a) (9) of the Investment Company Act of
                            1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                            (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                            (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                            (3)    the total number of outstanding voting
                                   securities.

                            Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And      E.     The COMPANY will indemnify the ASSURED for court
Attorneys' Fees             costs and reasonable attorneys' fees incurred and
                            paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                            (1) an Employee admits to being guilty of Larceny or Embezzlement,

                            (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

                            (3)    in the absence of 1 or 2 above, an
                                   arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                            The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                            If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                            If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                            If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                            If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in
                            ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                            Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And
Limitations

Definitions          1.     As used in this Bond:

                            a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                            b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                            c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

                            d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

                            e.     Employee means:

                                    (1)   an officer of the ASSURED,

                                    (2)   a natural person while in the
                                          regular service of the ASSURED at
                                          any of the ASSURED'S premises and
                                          compensated directly by the ASSURED
                                          through its payroll system and
                                          subject to the United States
                                          Internal Revenue Service Form W-2
                                          or equivalent income reporting
                                          plans of other countries, and whom
                                          the ASSURED has the right to
                                          control and direct both as to the
                                          result to be accomplished and
                                          details and means by which such
                                          result is accomplished in the
                                          performance of such service,

                                    (3)   a guest student pursuing studies or
                                          performing duties in any of the
                                          ASSURED'S premises,

                                    (4)   an attorney retained by the ASSURED
                                          and an employee of such attorney
                                          while either is performing legal
                                          services for the ASSURED,

                                    (5)   a natural person provided by an
                                          employment contractor to perform
                                          employee duties for the ASSURED
                                          under the ASSURED'S supervision at
                                          any of the ASSURED'S premises,

                                    (6)   an employee of an institution
                                          merged or consolidated with the
                                          ASSURED prior to the effective date
                                          of this Bond,

                                    (7)   a director or trustee of the
                                          ASSURED, but only while performing
                                          acts within the scope of the
                                          customary and usual duties of any
                                          officer or other employee of the
                                          ASSURED or while acting as a member
                                          of any committee duly elected or
                                          appointed to examine or audit or
                                          have custody of or access to
                                          Property of the ASSURED, or

                                    (8)   each natural person, partnership or
                                          corporation authorized by written
                                          agreement with the ASSURED to
                                          perform services as electronic data
                                          processor of checks or other
                                          accounting records related to such
                                          checks but only while such person,
                                          partnership or corporation is
                                          actually performing such services
                                          and not:

                                          a. creating, preparing, modifying or
                                             maintaining the ASSURED'S computer
                                             software or programs, or

                                          b. acting as transfer agent or in any
                                             other agency capacity in issuing
                                             checks, drafts or securities for
                                             the ASSURED,

                                    (9)   any partner, officer or employee of
                                          an investment advisor, an
                                          underwriter (distributor), a
                                          transfer agent or shareholder
                                          accounting recordkeeper, or an
                                          administrator, for an Investment
                                          Company while performing acts
                                          coming within the scope of the
                                          customary and usual duties of an
                                          officer or employee of an
                                          Investment Company or acting as a
                                          member of any committee duly
                                          elected or appointed to examine,
                                          audit or have custody of or access
                                          to Property of an Investment
                                          Company.

                                    The term Employee shall not include any
                                    partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                          a. which is not an "affiliated person"
                                             (as defined in Section 2(a) of the
                                             Investment Company Act of 1940) of
                                             an Investment Company or of the
                                             investment advisor or underwriter
                                             (distributor) of such Investment
                                             Company, or

                                          b. which is a "bank" (as defined in
                                             Section 2(a) of the Investment
                                             Company Act of 1940).

                                   This Bond does not afford coverage in favor of the employers of persons as set forth in e.(4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                                   Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                   Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

                            f. Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                            g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                            h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

                            i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                            j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                            k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

                            l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

                            m. Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                            n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                            o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

                            p.     Voice Initiated Redemption means any
                                   redemption of shares issued by an Investment
                                   Company which is requested by voice over the telephone.

                            q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

                            For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General              2.     This bond does not directly or indirectly cover:
Exclusions -
Applicable to               a.     loss not reported to the COMPANY in writing
All Insuring                       within sixty (60) days after termination of
Clauses                            this Bond as an entirety;

                            b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                            c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                            d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                            e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                            f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                            g. loss resulting from indirect or consequential loss of any nature;

                            h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

                            i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

                                    (1)   of any law regulating:

                                         a.  the issuance, purchase or sale of
                                             securities,

                                         b.  securities transactions on security
                                             or commodity exchanges or the over
                                             the counter market,

                                         c.  investment companies,

                                         d.  investment advisors, or

                                    (2)   of any rule or regulation made
                                          pursuant to any such law; or

                           j. loss of confidential information, material or data;


                           k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific             3.     This Bond does not directly or indirectly cover:
Exclusions -
Applicable To All           a.     loss caused by an Employee, provided,
Insuring Clauses                   however, this Section 3.a. shall not apply to
Except Insuring                    loss covered under INSURING CLAUSE 2. or 3.
Clause 1                           which results directly from misplacement,
                                   mysterious unexplainable disappearance, or damage or destruction of Property;

                            b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                    (1)   to do bodily harm to any natural
                                          person, except loss of Property in
                                          transit in the custody of any
                                          person acting as messenger of the
                                          ASSURED, provided that when such
                                          transit was initiated there was no
                                          knowledge by the ASSURED of any
                                          such threat, and provided further
                                          that this Section 3.b. shall not
                                          apply to INSURING CLAUSE 7., or

                                    (2)   to do damage to the premises or
                                          Property of the ASSURED;

                            c.     loss resulting from payments made or
                                   withdrawals from any account involving
                                   erroneous credits to such account;

                            d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                            e.     loss of property while in the mail;

                            f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                            g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                            h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

                            i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific             4.     This bond does not directly or indirectly cover:
Exclusions -
Applicable To All           a.     loss resulting from the complete or partial
Insuring Clauses                   non-payment of or default on any loan whether
Except Insuring                    such loan was procured in good faith or
Clauses 1., 4.,                    through trick, artifice, fraud or false
And 5                              pretenses; provided, however, this Section
                                   4.a. shall not apply to INSURING CLAUSE 8.;

                            b.     loss resulting from forgery or any
                                   alteration;

                            c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/  5.     At all times prior to termination of this Bond, this
Non-Reduction And           Bond shall continue in force for the limit stated in
Non-Accumulation            the applicable sections of ITEM 2. of the
of Liability                DECLARATIONS, notwithstanding any previous loss for
                            which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                            a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

                            b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

                            c. all acts, other than those specified in a. above, of any one person, or

                            d. any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in
                                   ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from years to year or from period to period.

                            All acts, as specified in c. above, of any one person which

                            i.     directly or indirectly aid in any way
                                   wrongful acts of any other person or persons, or

                            ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery            6.     This Bond applies only to loss first discovered by
                            an officer of the ASSURED during the BOND PERIOD.
                            Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                            a. facts which may subsequently result in a loss of a type covered by this Bond, or

                            b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                            regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To            7.     a.     The ASSURED shall give the COMPANY notice
Company - Proof -                  thereof at the earliest practicable moment,
Legal Proceedings                  not to exceed sixty (60) days after discovery
Against Company                    of loss, in an amount that is in excess of
                                   50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                            b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                            c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                            d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                            e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

                            f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible           8.     The COMPANY shall not be liable under any INSURING
Amount                      CLAUSES of this Bond on account of loss unless the
                            amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                            There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company

Valuation            9.     BOOKS OF ACCOUNT OR OTHER RECORDS

                            The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                            The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                            In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                            OTHER PROPERTY

                            The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities           10.    In the event of a loss of securities covered under
Settlement                  this Bond, the COMPANY may, at its sole discretion,
                            purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                            The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                            a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                            b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                            c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                            The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                            The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                            The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogration -       11.    In the event of a payment under this Bond, the
Assignment -                COMPANY shall be subrogated to all of the ASSURED'S
Recovery                    rights of recovery against any person or entity to
                            the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                            Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                            a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                            b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                            c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

                            d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond

                            Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of       12.    At the COMPANY'S request and at reasonable times and
Assured                     places designated by the COMPANY, the ASSURED shall:

                            a. submit to examination by the COMPANY and subscribe to the same under oath,

                            b. produce for the COMPANY'S examination all pertinent records, and

                            c. cooperate with the COMPANY in all matters pertaining to the loss.

                            The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination          13.    If the Bond is for a sole ASSURED, it shall
                            not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            This Bond will terminate as to any one ASSURED, other than an Investment Company:

                            a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                            b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                            c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                            The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

                            If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                            a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

                            b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                            The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance      14.    Coverage under this Bond shall apply only as excess
                            over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                            a.     the ASSURED,

                            b.     a Transportation Company, or

                            c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity           15.    If any limitation within this Bond is prohibited by
                            any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or            16.    This Bond or any instrument amending or affecting
Modification                this Bond may not be changed or modified orally. No
                            change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                            If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
                            (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

                            If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
                            (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

                                                       VIGILANT INSURANCE

                                                       COMPANY Endorsement No: 1

                                                       Bond Number: 81458675

NAME OF ASSURED: SEQUOIA FUND, INC


                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding to Section 13., Termination, the following:

       "Bond In Effect Sixty (60) Days Or Less

       If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

       Bond In Effect More Than Sixty (60) Days

       If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen
       (15) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

       1.     Nonpayment of premium;

       2. Conviction of a crime arising out of acts increasing the hazard insured against;

       3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

       4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

       5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY'S objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

       6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

       7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

       Notice Of Termination

       Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

       Return Premium Calculations

       The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in Parts c., d., e. or f. of that Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

3.     By adding a new Section reading as follows:

       "Section 17. Election to Conditionally Renew / Nonrenew this Bond

       Conditional Renewal

       If the COMPANY conditionally renews this Bond subject to:

       1.     Change of limits of liability;

       2.     Change in type of coverage;

       3.     Reduction of coverage;

       4.     Increased deductible;

       5.     Addition of exclusion; or

       6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

       Notices Of Nonrenewal And Conditional Renewal

       1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

              a.     The expiration date; or

              b. The anniversary date if this Bond has been written for a term of more than one year.

       2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

       3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired."

       4. By adding to General Agreement B., Representations Made by Assured, the following:

              "No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond."

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2006.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date: March 8, 2006                       By
                                             ------------------------------
                                              Authorized Representative

Effective date of
this endorsement: February 28, 2006               VIGILANT INSURANCE COMPANY
                                                  Endorsement No.: 2

                                                  To be attached to and form a
                                                  part of Bond Number: 81458675


Issued to: SEQUOIA FUND, INC


              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.





ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



By                                        By
                                             ------------------------------
                                              Authorized Representative

                                                                    PREMIUM BILL




Insured:     SEQUOIA FUND, INC                               Date: March 8, 2006


Producer:    CLIFTON BROKERAGE CORPORATION

Company:     VIGILANT INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST. PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE          BOND NUMBER    COVERAGE                      PREMIUM

February 28, 2006       81458675       RENEWAL - ICAP BOND          $ 24,570.00

      to

February 28, 2007

10% Commission
                                                          TOTAL     $ 24,570.00

                                                                       EXHIBIT B

SEQUOIA FUND, INC.
Rule 17g-1 Fidelity Bond Filing


BOARD RESOLUTION APPROVING FIDELITY BOND:

After further discussion, on motion duly made and seconded, the Board, including a majority of the Independent Directors, unanimously:


          RESOLVED, that it is the determination of the Directors at this meeting that the fidelity bond covering officers and employees of the Corporation in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940 in the amount of $15,000,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Corporation to which any such covered persons may have access, the type and term of the arrangements made for the custody and safe-keeping of such assets, the nature of the securities in the Corporation's portfolio and all other relevant factors; and the Corporation's payment of the total premium of $24,570 for the year ending February 28, 2007 for said bond, be, and is approved.





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